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Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

FALCONBRIDGE LTD

Moderator: Denis Couture
February 8, 2006
7:30 am CT

Operator:	Thank you.

Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you're using s speakerphone, please lift your handset before entering your request.
One moment for the first question.
Our first question comes from the line of Greg Barnes, TD Newcrest.
Please go ahead.
Greg Barnes:	Thank you.
I'm just wondering Derek, with the throughput increase now at Collahuasi — or potentially coming through, where do you think Collahuasi's copper production could reach over the next couple years?
Derek Pannell:	Just one second. We'll get the exact figure for you Greg.
Aaron Regent:	Greg, it's Aaron.

I think what's happened at Collahuasi, you would have seen this past year that the copper production was slightly down and that's largely due to the impact of grade. But we are expecting that grades will be increasing when we look into 2006 to 2007, we should be back up to around 1.25.

So that could get us — when you look out to 2008 — we could see copper production increased to around 560,000 tonnes. And then, if you look at our debottlenecking efforts, we believe that we can increase that by potentially a further 15%.
So, those are some numbers that I would sort of draw out there for consideration.

Greg Barnes:	And that doesn't include the next expansion I assume, which you're looking at, I think by 2009, 2010?
Aaron Regent:
No, that does not. The next expansion is — in my remarks, the focus right now is on further defining the La Grande deposit where we call it Rosario West. The resource there, as you saw by the grade, is quite exceptional and there's lots of room for that deposit to grow. So I think that's where, you know, we had a pretty interesting opportunity to deploy capital and get some pretty good rates of return.

So there's really two — I guess in parallel, we're focused on two things — one, debottlenecking; and two, further defining La Grande which we should have a better idea at the end of this year of what the parameters of that deposit looks like. And then, from there, we can decide on what the best way to develop it.
Derek Pannell:
Just to add a couple of comments Greg, I guess it's in a sort of state of flux to some extent. What we found, as Aaron said, that we have been to some extent over-grinding which indicates to us that there is lot of additional grinding capacity available. So before we actually go and expand, we would want to use that grinding capacity. And we can go from the named 110, up to around 145,000.

What we've now got, it looks like is a much higher grade ore body just alongside on our ore body resource; so I guess now, we're discovering. Whereas, we move from the Ujina pit to Rosario, which brought the grades down and now looks if we can back up. So with — but it's very, very close to the existing pit.

So, you know, I think, the plan now is to assess what we've got there, use the equipments we've got and then review where we should go from there. But, it's just a magnificent resource. And whether we build additional concentrators, concentrate where we are, I think, we're trying to just pull back and really look at what we can do with that resource.
Greg Barnes:	Fantastic. Thank you.
The second question, El Morro, El Pachon, what kind of timing are you looking at for those projects from the development timing?
Aaron Regent:
If you look at the feasibility studies, we're targeting sort of middle of the end of next year to have those finished. And then from the time you complete the feasibility studies to construction, I'd estimate maybe three years is probably — in this — in the environment that we're in right now, that's probably a fair assessment.

Greg Barnes:	Twenty-ten would be the sort of the timeframe you're looking at for those productions?
Aaron Regent:	Yes, yes.

I think that's how we've tried to explain it to people that we have — if you look at the growth of copper in the company, you'll see growth coming out of Collahuasi first, as we debottleneck. Then we've got potential expansion at Collahuasi as we mentioned with LaGrande. The benefit there, of course, that we have all the infrastructure in place, so that's an easier project to move forward.
And then in parallel, the development of El Morro and El Pachon. So you could see kind of a steady potential growth in our production between now and, say, 2011.
Greg Barnes:	Thanks very much.
Operator:	Our next question comes from the line of David Charles, GMP Securities.
Please go ahead.
David Charles:	Yes. Good morning.
I just have two questions on the nickel side maybe to start-off with.

The first one is you mentioned that the grades that Sudbury have gone down in the fourth quarter, could you just give me a quick comparison of what the grades were, let's say, fourth quarter '05 versus fourth quarter '04? And maybe what the operating costs in the Sudbury area are at the moment? And maybe, at the same time as that, maybe give us some idea what the operating cost are per pound of nickel at Falcondo?
Derek Pannell:	The copper grades in Sudbury in the fourth quarter were 1.05 compared in the fourth quarter of the previous year of 1.2% nickel. And the copper was 1.21 versus 1.27.
Does that answer the first part of your question? Nickel was...
David Charles:	Yeah, that's actually — what about — what were the costs in Sudbury fourth — quarter-over-fourth quarter?

Derek Pannell:
The costs — yeah, I think they were 4.6. Well, I don't have it for Sudbury but I've got it for the overall — just one second David. Cash costs in the fourth quarter were $4.03 against $3.05. This is overall. Actually, I think that includes Falcondo.

Yes. Yeah, that includes Falcondo. I haven't got them both out for — well I know -yes, I have here — I know it's 3.52 for the fourth quarter versus 2.46. Now, that fourth quarter would be particularly high because of the lower production during the quarter.
David Charles:	And Falcondo in the quarter?
Derek Pannell:	Falcondo was $4.80 against $4.17 for the previous fourth quarter.
David Charles:	That's four — that's eight-zero?
Derek Pannell:	Yeah, 4.80.
David Charles:	Okay. And maybe just one final question then.

You mentioned — you were talking about copper and development projects, what can you tell us about Fortuna de Cobre in terms of when that might come on and whether you've really made a decision as to whether you're going to build an add-on there or you're going to extend the mine life at Lomas Bayas.
Aaron Regent:
David, we're still on the process of trying to figure out the best way to take advantage of Fortuna. And there are clearly two options. One is, we could — as you highlighted, one is to use Fortuna as the next resource which is to extend the mine life Lomas Bayas and just maintain our current production levels. Or the alternative is, you know, do we invest, you know, significant or more capital to increase the, you know, the infrastructure we have there, if you will, and get our production rates up. And I think we had talked we get up to 90,000 tonnes before.

So, we haven't actually concluded on that yet. We think there actually might be somewhere in between. It really comes down to a capital efficiency decision. There maybe an opportunity where we can accelerate the production of Lomas Bayas and get our production from, say, 60,000 to 75,000 at very low capital cost and then that may shorten the life of the current Lomas, but it just gets us into Fortuna sooner than we might have gone into otherwise.

So, you know, I guess, right now we're just looking at how best to optimize it. And, you know, obviously we want to deploy the least amount of capital as possible, and that's one of the considerations that — main considerations that we have.

David Charles:
Can you maybe just give me, Aaron, a quick idea where it might sit in that process that you mentioned earlier? You talked about Collahuasi and then maybe La Grande at Collahuasi and then moving on to El Pachon or El Morro, would — is Fortuna de Cobre ahead of El Pachon and El Morro or is it behind?
Aaron Regent:	Oh, it'd be definitely ahead.

If you look at where we get additional copper, the debottlenecking at Collahuasi is probably first, I'd say. Then after that, Lomas would probably come into play, then just look at Collahuasi, the development of LaGrande and then El Morro, then El Pachon.
David Charles:	Excellent. Thank you very much.
Derek Pannell:	Yeah, I just want to add on there. There is ability too to make some small expansion at Antamina as well.
David Charles:	So — and that would come in sometime at the same time as the Collahuasi debottlenecking?
Derek Pannell:	Just the same. Yeah, the same sort of timeframe. That would be a sort of thing like a pebble mill. We're looking at using some of the low grade stockpiles that we have there — lower grade stockpiles.
David Charles:	If we go back to, say, the timing, do you think — is Fortuna like a 2009 or a 2010 type of project?
Aaron Regent:	I think it would be sooner than that.
David Charles:	Okay. Thank you.
Operator:	Ladies and gentlemen, as a remainder, if you would like to register a question or a comment, please press the 1 followed by the 4 on your telephone.
Our next question comes from the line of Terry Orstlan, TSO and Associates.
Please go ahead.

Terry Orstlan:	Thanks. Good morning.
What were the Kidd costs in the quarter and also the output for 2006, please?
Derek Pannell:	We're just looking through our data here Terry. Just hang on.
Terry, we'll do a little bit of research while we're answering other questions. Do you have another one that we can get on with and we'll get back on the line?
Terry Orstlan:	Yeah. And also the output of 2006 for the Kidd cost.

And to go on, the decreasing projects, could you just maybe elaborate a bit more, the sequence of these things? And we talked in the past the capital cost for this. And maybe also Derek and Aaron, you want to talk about the TCRC's that you expect the industry going to stabilize that for copper and zinc for 2006 in the outlook.
Thank you.
Derek Pannell:
With copper TCRCs, right now, the benchmark seems to be around the $95 and 9.5 cents. I think that that's where we're likely to see them for sometime. There's a lot of debate in the market, I think, right now and we're waiting to see the final settlements that happened in Japan, I guess in the next few months.

Zinc, again, they're relatively low, I don't have the benchmark right now. But I don't see this — essentially, as Aaron has said, a shortage of zinc and it's primarily a mine-driven issue, so there continues to be shortage of zinc concentrate from the surface of zinc refining capacity. So, I don't see a significant or I don't see a move back to the high TCs or the standard TCs for zinc concentrates for quite sometime frankly.
Aaron Regent:
I think the one thing to highlight in zinc however is that the low TCs is being offset by the metal gain you get on the zinc itself. And the rise of zinc price is really offsetting low TC. So it's helping I think the smelters quite a bit.
Terry, with respect to projects, you ask about sequencing?
Terry Orstlan:	Sequencing and also the range of the capital we discussed in the past and how relevant are they still than we should talk about that.
Aaron Regent:	Okay.

Well, the sequencing, I think we've covered up the copper projects already. So, if you look at all the projects on copper we talked about, it's really between now and 2011 is the timeframe we're looking at. And of course, as we go through and refine feasibility studies that schedule also gets further refined.

On the nickel side, the major project we have is the Koniambo Project and that's one where the feasibility is done, where the more detailed engineering this year. So it's a bit of front-end loaded process. And then, once we have our permits and the financing is finalized, then we'll be looking at getting into the field in 2007, 2008, 2009.
So, the start up of that project would be, as I said, in the 2009, 2010 timeframe.

Terry Orstlan:	More focus on zinc side, actually. Sorry, about that.
Aaron Regent:	Okay.

Zinc, we actually haven't made a decision with respect to how we'd bring on those projects. I think the positive thing is, if you look at each of them, Lennard Shelf for example is on care and maintenance operations. So, from the time we make a decision at something that can come on within a relatively short period of time, say, six to nine months in that timeframe.

Perseverance, of course, is in Canada. A feasibility study is done. We already have some infrastructure in place. So again, it's a relatively short lead time to get that project constructed. I'd say maybe around two years.
Terry Orstlan:	Sorry?
Derek Pannell:	A year and a half.
Aaron Regent:	A year and a half. Okay, I was trying to be a bit cautious there.
So, two years.

And related to that, similarly, the feasibility study is done. So that might take maybe two to three years in that type of timeframe. But as I've said, we haven't actually pulled the trigger on those yet. I think the first thing is for us to update the feasibility studies and capital cost.
You asked about capital cost?

You know, I think, we're always hesitant to give estimates on capital cost until we've actually finished the feasibility studies. For example — well, Koniambo, I can tell you. You know, the capital cost of that project is 2.2 billion and that — so that's the number that we we're working with right now. With respect to some of the zinc projects, there's a range. They're not huge, I would say, from capital cost, probably in the range of a $100 million to $150 million, in that range. I gave you a wide range, but as we refine the feasibility studies we'll have a better estimate of what those are and, you know, going forward, we'll obviously we'll tell you what that is.
For the major copper projects like El Morro, El Pachon, you're talking north of $1 billion to each one of those.
Has that covered it?

Terry Orstlan:	Yes, that's good. Thank you.
Derek Pannell:
Just going back to the Kidd costs, I don't have those here. And one of the reasons is we had a strike at Kidd that lasted about a month in October. So, the last quarter and in fact the year costs are not particularly relevant and are not that useful. So, I don't have them here, Terry.
Terry Orstlan:	But the outlook for 2006, I mean, Kidd has been the one that you've been focusing on and the costs are being...
Derek Pannell:	Yes.
Terry Orstlan:	....out of the acceptance levels that you want to consider. And you got a shutdown in 2006 as well for the — I think it's the copper circuit.
Derek Pannell:
Yes, the smelter. Yeah. I think we're looking at a cash cost for zinc — for copper rather of less than 80 cents, probably in the high 70s. And as we move forward — as so indicated, we got to the 2.4 million, we're looking to get the 2.7 million as we get out of that sort of upper structure and shut down the internal shafts and stuff like that that we don't need, we should be coming down sort of quite considerably. But we're looking now at — the figure we have is 77 cents but that is with relatively conservative zinc by-product credits, you know.

And I think, we haven't corrected for the sudden ramp-up in zinc prices. So, if you factor those and you come down considerably lower than 77 cents. But, you know, I haven't got an exact figure but it's clearly improving. And we're very pleased with what's happening with Kidd.
Terry Orstlan:	One last question, if I might squeeze one in.

Energy cost for 2005 obviously has been quite adverse. What's your situation on Ontario now with respect to the power rates and all? And I'm sure we may come through the visual holding it to see what the power cost is going to be, but what's the outlook for Ontario and for you?
Derek Pannell:	Ontario, I'm just going to hand this over to David Rae.
(David), are you familiar with the power cost operations?

David Rae:
Actually, the power cost, I believe, are forecasts to 2005. The power cost came in actually lower than the expectations. But the outlook is that they're going to continue to be higher than what they have to start with but I don't have a precise number. Perhaps what we could do is we could get back to you on that.
Derek Pannell:	So, did you hear that, Terry?
Terry Orstlan:	I heard that.

To come back on energy costs, where Falcondo was a big component obviously, and the Falcondo outlook for 2006, what oil prices do you use in the fourth quarter and the first quarter 2006 that we should consider for Falcondo because the output kind of change that much. It's a question of the energy cost if I'm not correct.
Derek Pannell:	Falcondo, I gave you the cost for Falcondo for the quarter. In fact, oil was 71%, so energy cost was 71% of unit cost. So, you could walk back from there.

Now, what we have done at Falcondo recently and at the end of the last quarter, and we're doing now, is successfully changing the quality of oil that we can use at Falcondo. In fact, we're able to use some less expensive oil that's bringing us down to better than $8/bbl below the WTI.

So, we'll see a gain and a major improvement there depending on the ratios that we can use. We're looking at 50% of that much lower cost of oil. So, if you say sort of $8 or less, and I think $1 in oil is about 7 cents per pound of nickel.
Terry Orstlan:	I'm sorry...
Aaron Regent:	Terry, if I could just add to — you're asking about our energy cost, our energy bill in Ontario.

The major energy bill that we have is related to electricity, particularly in our Kidd operation and in Sudbury. And historically we've spent — if you go back two years, our cost is about $100 million Canadian, that has risen quite significantly over the last two years. Last year, an estimate — it isn't a precise number, but I think it's about $125 million Canadian, if not, 130. So, we're in that order of magnitude.
If you look at our energy position, we have — a lot of energy inputs for 2006 is hedged when you take into account the rebate that we also get from (OPG).
So, overall our cost per megawatts is in the $155 per megawatt hour Canadian for 2006.

Terry Orstlan:	Thanks, Aaron. Thanks, Derek.
Operator:	Our next question comes from the line Onno Rutten, Scotia Capital.
Please go ahead.
Onno Rutten:	Yeah. Good morning, everyone and good morning, Derrick.

I just wanted to connect to Dave Charles' question with regards to Sudbury. The grades were, as indicated, 13% lower but production was 30% lower in the quarter. Would you elaborate a bit more on the achievements of tonnage target and throughput within the Sudbury again?
Derek Pannell:
Yeah. There were several issues. There was, not only the grades, but we had problems with the shaft at Thayer Lindsley. And, as I've said, we also shut down the Raglan mill in order to put in the semi-autogenous versus the autogenous smelter to increase the capacity. So that was a shut down there. That was what decreased the throughput as well as the grades but decrease the overall nickel production. And we are back now on target.

But, you know, overall for the year, we met the 140 million and this we predicted — and that includes Falcondo of course, but we're expecting to meet the 115 million — 115,000 — yeah, that would be great — 115, 000 tonnes next year.
Onno Rutten:	Okay. And the shelf issues at (Lindsey) have been resolved then?
Derek Pannell:	Yes, they have.
Onno Rutten:	Okay.

And then a question about the zinc production guidance for 2006. Obviously, Q4 was impacted by the issues at Brunswick. But the guidance for 2006 shows hardly any recovery from that fairly low base. Could you elaborate on how Brunswick is going to perform going forward?
Derek Pannell:
We're expecting a 10,000 tonnes-per-day mining rate, or hoisting rate out of Brunswick, that's what we have in there. At Kidd, of course, we had the strike that affected output slightly although the mine itself was not shut down, it was the Met site.

But the big difference would be at Antamina where, as you know, it's a scanned deposit so it varies from region-to-region as the mine plan changes. And this is approximately 20% to 30% reduction in zinc output from Antamina that's forecast for this year 2006. But that's the difference. So you got to pick up from two plus the negative effect of Antamina.

Onno Rutten:	Okay, perfect. Thank you.
Derek Pannell:
No, Antamina will probably come back up again in future years as you move to a zinc rich area from a copper rich area. It just so happens next year Antamina is in a copper rich area as opposed to a zinc rich area.
Onno Rutten:	Okay, great. Thank you.
Operator:	Our next question comes from the line of Justin Bergner, Gabelli & Co.
Please go ahead.
Justin Bergner:	Good morning.
Derek Pannell:	Good morning.
Justin Bergner:	I was wondering if you might be able to contrast the, I guess, energy cost component in regards to your Falcondo operation versus the energy cost component for your other nickel operations.
Derek Pannell:
Yeah. I think the first thing to understand is the nature. Falcondo is a pyrometallurgical plant that produces ferronickel. So it's a smelting process and therefore is a much more intensive consumer of energy than would be the sulphide processes which are autothermal than using roasters there.
So to be — if you look at Falcondo, the ratio as I said before $1 of oil change is equivalent to 7 cents per pound.
I guess I'm not sure I've got the energy relationship between the rest of the nickel and...
Aaron Regent:	I think about 80%, at this point, of the operating costs at Falcondo are related to oil where that ratio would be significantly lower than the rest of our operations — probably not above 30%.
Justin Bergner:	Thank you.

I guess extending from that question, if you were to contrast your, you know, copper operations with your nickel operations, what types of differences would you have seen in the kind of cost pressures facing your copper operations versus your nickel operations in 2005?

Peter Kukielski:	The primary difference in the cost affecting copper is almost entirely attributable to fuel and supplies. On the nickel side of course at Falcondo, the real difference is crude oil.
Justin Bergner:	Thank you.
Operator:	Our next question comes from the line of Owen Flanagan, Thames River Capital.
Please go ahead.
Owen Flanagan:	Yeah, hi.
My question relates to the kind of nearer-term outlook for your production and I guess, in terms of this, we kind of draw together some of the things you've already talked about.

If I'm not mistaken, I think earlier on you gave kind of indication that it wouldn't be unreasonable to expect about 560,000 tonnes of copper output in 2008. Once you get the debottlenecking out of Collahuasi and possibly, I guess, the Kidd Mine project, but before the El Morro and El Pachón projects come on line, would that be reasonable to assume?
Aaron Regent:
I think that — sorry, I should probably clarify one thing. When I was speaking about Collahuasi, I was speaking on a 100% basis. And so, just to remind you, it's a joint venture where Falconbridge owns 44%, Anglo American has 44% and then the Japanese consortium has the balance. So, I should have corrected that.
So — and so, you know, the mine production that we forecast over 2006 of 475,000 tonnes embedded in that would be our 44% share of the production of Collahuasi.
Owen Flanagan:	Sure, but that 475,000 tonnes wouldn't include the full impact of the Collahuasi debottlenecking projects. Would it or is that almost all completed at that point?
Aaron Regent:
No. In that 475,000 tonnes, you see growth from two areas. One is, we'll have better grades at Collahuasi, and so we'll see increase of production from that. And that you could probably say our share would be roughly, by 2007, to be around 50,000 tonnes. And then you can add perhaps another, say, 15% on top of that which we get up to, say, another 75,000 or 80,000 tonnes. And that's from Collahuasi, on top of the 475,000 tonne number.

Derek Pannell:	And then around 2008, you'd also see additions coming from Lomas Bayas which would be between 15,000 to 30,000 additional tonnes of copper.
Owen Flanagan:	And Antamina you get some as well.
Derek Pannell:	Antamina maybe 1000 tonnes.
Owen Flanagan:	So 560,000 tonnes was conservative if anything, I guess, putting it all together.
Aaron Regent:	Yeah — hopefully, we could do better.
Owen Flanagan:	Okay.

My last question is with regard to the zinc. Again, kind of similar question., looking at 2008, I guess the big question is whether — you've kind of outlined this before whether you kind of push the button on projects such as Lennard Shelf, Perseverance and Lady Loretta, you've given us some idea what the times from decision points to production are for those. Did you anticipate being able to make a decision on those? I mean obviously, if we're to make the decision based on the current zinc spot market prices, it would be a no-brainer. How quickly do you kind of think you'll be able to come a decision on those?
Derek Pannell:
I think in terms of Lennard Shelf, those are decisions that we would want to make jointly with our partner Teck Cominco. And I think those are decisions that we could make fairly quickly to go ahead. I think that the understanding and the startup are relatively short. But, you know, I think we've made to get the contract cruise, make certain that we had the right staff and people to run the mine. Again, with the fundamentals of the business, one of the reasons that we think prices are strong is the difficulty of getting qualified people, qualified engineering and operators to startup new projects and to get things built. And we're seeing everywhere in the industry escalation of prices and a shortage of personnel, and that is particularly the case in Australia where Lennard Shelf is located.

So the decision I think based on metal prices is relatively easy. The key thing to think about is whether we can operate this efficiently and have a good startup and make better grounds consistently. When we've ascertained that with Teck Cominco, that's when we'd make the decision I think.
That's not purely a price-based decision.

Owen Flanagan:	Sure, sure, sure. I understand that.
Could you clarify, I think you said before that Lennard Shelf, Perseverance and Lady Loretta have the potential combined to be about 250,000 tonnes per annum. Is that correct?
Aaron Regent:	That would be our share.
Owen Flanagan:	That would be your share. Okay.

And just finally, molybdenum, you talk in the presentation about 3,800-tonnes production this year. Will there be any further increase in that in the further year or is that would be the current plateau level that you will get to?
Aaron Regent:	Sorry, I should clarify again. The 3,800 tonnes of moly is, again, out of Collahuasi. And so, our share of that would be 44% of that 3,800 tonnes.
Owen Flanagan:	Right.
Aaron Regent:
What you'll see out of Collahuasi is — the nature of the ore body is the moly grades are actually relatively low at the top of the mine, but as you get deeper to the mine, the moly grades actually rise quite significantly. So overtime, we would see the moly production out of Collahuasi go up, but not significantly within the next two to three years.
Owen Flanagan:	Okay, that's great. Thank you very much.
Operator:	Our next question comes from Tama Willis, Deutsche Bank.
Please go ahead.
Tama Willis:	Good afternoon, gentlemen.

I just had a question on the approval from the U.S. Department of Justice, the competition approval. It had taken a little bit longer than expected but no hurdles or unexpected hurdles there have been. Can you just gives us an update on the timeframe there or at least some of the — why there's been a delay at this stage?
Derek Pannell:
I can't really speculate. We don't have the details. All I can tell you is that things are moving along smoothly. We don't see any hurdles. We have announced with Inco the February 28 date. We are confident that it will move ahead as we have planned. I think we are little disappointed that it's not going as fast as we originally had thought but nothing that we see that will prevent a process going ahead.
Indeed, we have already received the Canadian approval, so I think things are aligned in the right direction. It's just a question of time and the wheels of government that need to turn.

Aaron Regent:	Yeah. Maybe if I could just add as well.
As you can expect, there's a pretty large transaction and it got a lot of jurisdictions that it covers off. So it's a, you know, pretty complicated which is taking more time.

So, as Derek said, there is nothing that's come to our attention which is causing us any concern but, you are dealing with the Department of Justice and you are dealing with the European Commission. And they've got their timetables and we just have to work with them and try to encourage them to work as quickly as possible but at the end of the day, we can only do what we can do.
So we hope that there are no further delays but I don't think we can say unequivocally that there couldn't be more delays.
Operator:	Our next question comes from the line of Alex Latzer, Merrill Lynch.
Please go ahead.
Alex Latzer:	Thanks. Good morning, everyone.

Question, in the quarter, was there any currency-related balance sheet translation gains or losses? I thought there was currency movement but I wasn't sure whether there was any balance sheet in the...
Steve Douglas:	There would be — to the extent we have monetary-denominated assets but it's not of any consequence.
Alex Latzer:	Yeah, it wasn't material. Okay. Thanks, Steven.
And then, I guess, the same thing with respect to, say, I don't know — with respect to — if you have any hedging or hedge positions whether there are any marked-to-market gains or losses.
Steve Douglas:
No, we don't take positions typically that result in mark-to-market other than very small ones. Our hedging positions on the metal side are primarily focused on the smelters to the extent we buy feed to make sure that when it comes up on the other side we get what we paid for. But outside of that, there are no material amounts that would be mark-to-market on the sort of financial instrument side as well. The vast majority of our hedge instruments are related to either swap but move from fix to floating or floating to fix. And then we have had a small impact by virtue of some forwards on the Canadian dollar that we utilize although that is bleeding off.

Alex Latzer:	Okay, all right. Thanks for that.

Aaron, I had a question on the alumina supply demand. I noticed that on the balance that moving towards it's more of a surplus in 2006. A key item in there is the deceleration and the forecast for Chinese consumption from 17% to 12%. And I know you ask 10 people for answer on that and you'll get 20 different answers. But I was wondering, is there any insights that you can offer with respect to, you know, what perhaps you're seeing in Chinese aluminum consumption or that it may slow or certainly just a sort of a general GDP observation?
Aaron Regent:
Yeah. I think first, from our aluminum producers' perspective, you know, we are predominantly located in the Midwest U.S. So I would say that while we do our best to try to analyze what's going on in the European markets and the Asian markets, we don't have a presence from an aluminum perspective in those markets. So I don't think we'd have any particular insights than anyone else.
So those are estimates that, you know, we've — as we've done our research just compared with others have estimated in terms of growth next year, we've kind of laid those into those numbers.
Alex Latzer:	Okay.
Aaron Regent:
So I think one of the things I'd say is that our estimate of the surplus this year will probably be a little bit conservative. And I I think with the rise of the aluminum prices that, you know, that could cause a potential delay in some of the curtailments that have been discussed in the industry. But whether it's a 200,000-tonne surplus or a 300,000-tonne deficit, you're still talking about a pretty tight situation particularly when you have the additional demand coming from the funds.
Alex Latzer:	Yeah.
Aaron Regent:	So overall, we think it's still a pretty good outlook.
Alex Latzer:	Thanks.
And just lastly, on the supply to the Gramercy refinery, how are your operations performing now or well past the hurricane season that is the impacts of the hurricanes?

Derek Pannell:	Peter, do you want to handle that?
Peter Kukielski:
This is Peter Kukielski, they were almost no impact at the St. Ann's mine the hurricanes. The major impact was just the large amount of rain that they experience there. But they have large stockpiles of bauxite there, so they are able to develop working stockpiles while the weather is good. And then the mine sort of slowed down during the winter time.

There was no significant hurricane impact at St. Ann's at all. In fact, the only impact on bauxite supply to Gramercy was availability of barges and our suppliers came through very, very well. So supply of bauxite to Gramercy was not impacted in any material way by the hurricanes.
What was going to mention was that the real impact of the hurricanes at Gramercy was the cost of natural gas.
Alex Latzer:
Yeah. Where do you see things currently? Have you gotten back to on the availability of barges, have you gotten back to a little bit more normal situation there or are you still — given the trauma to the area still sort of running a little bit of challenge?
Peter Kukielski:	We are completely back to normal on the barging side. We monitor the situation very, very closely because of the shortages in the area. But we have not experienced any impact at all.
Alex Latzer:	Great. Thank you very much. Great quarter. Congratulations.
Man:	Thank you.
Operator:	Our next question comes from the line of Justin Bergner, Gabelli & Co.
Please go ahead.
Justin Bergner:	Hi, good morning again. I had follow up question on costs.

In regards to the copper side of your business versus the nickel side of your business, on the copper side of your business your operating expenses increased by about 11% whereas they increased, you know, by about 27%, on the nickel side of the business with a larger increase coming from the non-Falcondo operations. Is this difference mainly a function of the kind of currency-related issues or the by-products or is this related to kind of fundamental cost associated with mining one product versus the other?

Steve Douglas:	It's Steve speaking. I'm going to take a stab at the outset.

I think, you have to be careful drawing parallels between those two businesses because, first of all, they operate in very different jurisdictions. In the case of our copper business, it's far more subject to the vagaries of the peso versus the vagaries of the Canadian dollar, which would have a dramatic impact on our nickel business.
And really, the methods and the methods associated with these assets — it's hard to draw sort of a linear relationship between what's pushing one and what's not pushing the other.

So that's the financial answer. And if you look at what's happened in the Canadian dollar for example in terms of the strengthening, while the peso has strengthened it has done relative to what the Canadian dollar has done in terms of driving up the nickel costs of operation.
Aaron Regent:
Given what I think — if I could highlight as well is that production volumes were impacted the nickel business particularly in the fourth quarter because of a — one, because of a plant shutdown at the Raglan operations, and then also some of the difficulties we had in Sudbury.
So that's probably also skewing the numbers somewhat.
Justin Bergner:
So would it be safe to say that if, you know, the mines in those business units were operating in the same country and kind of producing expected levels that the cost impact that you saw would have been more similar across nickel and copper?
Derek Pannell:
Not necessarily, I mean, it's also a function of the mine design and ore grades. And the biggest thing that affects metal prices is really — is the ore grade. I mean if you take for example the energy intensity, you're talking of around 220 gigajoules per tonne of nickel versus, you know, a typical open pit mine in South America of around 10 gigajoules per tonnes of metal, you know, so the exposure and the chemistry associated — and actually mining techniques associated with the different metals is, again, quite different; so, even in the same country and the methods they're using would impact it. I mean that's a fairly complex equation I guess.
Justin Bergner:	I appreciate the detail. Thank you.
Operator:	Our next question comes from the line of Daniel Roling, Merrill Lynch
Please go ahead.

Daniel Roling:	Thank you.

A little follow up on Gramercy, please. Gas clearly was an issue because of the hurricane season and everything. Is the availability of gas back? We've seen the price of natural gas dropped precipitously recently. Can you tell us if you hedged it forward if you're still in the spot market, and what the outlook is like for gas for Gramercy?
Derek Pannell:
We have hedged — I think it's around 90%. A large chunk of our natural gas for this year has been priced on our behalf of 50% for Gramercy at prices that have been available recently in the natural gas market, around the $8/MCF level. And some of next year, 2007, has been, I think, around 25% to 50% of next year has also been priced.
Daniel Roling:	Around the $8/MCF level?
Derek Pannell:	Yes, it would be around the same level. I don't have the exact figure for that.
Daniel Roling:	Thank you, Derek.
Operator:	Mr. Couture, I'll turn the conference back over to you. There are no further questions at this time.
Denis Couture:	Yeah, thank you very much Tina.
We did get a question on the Webcast from Jane Haugh of Dwight Asset Management.
She is asking, "The merger with Inco before, is it your goal to capitalize a new Inco in a manner that will maintain investment grade ratings?"
I think maybe our CFO, Steve, could answer that one.
Steve Douglas:
I think it's a little premature to say definitively what the strategy will be until we come together. I think clearly, the message that I think Inco has given — is that they do aspire to investment grade. And frankly, if you look at the strength of this organization, I don't see any reason why we wouldn't be investment grade, although similar to the answer I would give with respect to Falconbridge, there maybe occasions where we'll uptick our data if it's justifiable or take it down if it's justifiable as well. But I think the focus is going to be on minimizing our cost to capital, maximizing our flexibility, and really looking at our opportunities in the context of overall operating cash flows. But I actually think Inco has alluded that their goal remains to remain investment grade, although I have to say that till we're together, I don't speak for that combined entity.

Derek Pannell:	Well, first of all, I'd like to thank you for participating in the conference call. I'd like to make a couple of comments.

First of all, we've tried partly to not only give you the results but just to give you an idea of the array of projects that we have in front of us, I think it's a very high quality problem that we have deciding how we tackle all of the things that we've gone through. We have our copper projects at El Morro, El Pachón, expansions at Collahuasi and so on, I think we've tried to put before you the zinc projects that we have — the opportunities that we have there.

And again, on the nickel side, the expansions that we're working on at Raglan and Nickel Rim South, Kabanga and Koniambo of course, not to mention coming together with Inco. So I think we have a fantastic array of projects and opportunities and we're trying to get the more lined up and the right priorities, and so on, short-term, medium, and long-term.
We're pleased with our overall results and with the prospects of the future especially with the fundamentals of metals remaining so strong.
We are looking forward to completing the transaction with Inco and starting work to deliver the $350 million worth of synergies that we've identified together.
Back to you, Denis.
Denis Couture:	Thank you very much, Derek.
Just to complete, recording of this conference will be available by dialing 416-626-4100 and — or 1-800-558-5253. The pass code is 21281026. And this will be available for the next 10 days.
Thank you — and I think that's it. Thank you very much for joining us today and goodbye.
Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

END

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FALCONBRIDGE LTD Moderator: Denis Couture February 8, 2006 7:30 am CT